August 26, 2008

VIA EDGAR CORRESPONDENCE ONLY

Ms. Angela Crane

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Form 10-KSB for the year ended December 31, 2007

File No. 333-103986

Dear Ms. Crane:

This letter is in response to your comment letter (the “Comment Letter”) dated July 18, 2008, with regard to the Form 10KSB filing of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") originally filed on April 7, 2008.

The Company has included management’s report on internal control in its amendment to the Form 10KSB under Item 8A.  While management completed its report on internal control prior to filing its Form 10KSB, it neglected to include this information in its filing.  Therefore, Company does not feel this had an effect on its internal controls.

Finally, the Management of Hitor acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so First National can respond with a prompt response.

Thank you in advance for your courtesies.

HITOR GROUP, INC.

/s/ Ken Martin

Ken Martin

President, CEO and  Director